

Mail Stop 3720

July 21, 2009

Mr. Tony Chanmugam
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, EC1A 7AJ
England

> **RE: BT Group plc**
> **Form 20-F for the Year Ended March 31, 2009**
> **Filed May 27, 2009**
> **File No. 1-08819**

Dear Mr. Chanmugam:

We have reviewed your supplemental response letter dated July 13, 2009 as well as your filing and have the following comments. As noted in our comment letter dated June 17, 2009, we have limited our review to only the issues addressed in our comments.

Form 20-F for the Year Ended March 31, 2009

Item 7. Major Shareholders and Related Party Transactions, page 3

1. We note your response to comment three from our letter dated June 17, 2009 and your disclosure of the number of your shareholders with a U.S. address on the register of shareholders. Please note that Item 7A(2) of Form 20-F also requires disclosure of the portion of each class of securities held in the host country. Please indicate that in future filings you will disclose the portion of your ordinary shares and American Depositary Shares that are held in the United States.

BT Global Services, Actions taken, page 10

Note 3. Operating cost, page 96

2. We note your response to comment five from our letter dated June 17, 2009. Please address the following comments.

   • Tell us what is meant by your statement, "the shortfall in the delivery of cost transformation activities in BT Global Services." In addition, tell us in detail the nature of this shortfall that contributed to the £1.6 billion contract and financial review charge. We understand that other factors were considered during your review of the contracts.

- We note that the £1.2 billion of the charge was related to two contracts. For these contracts, please tell us the following:

  o The last time the contracts were reviewed.
  o The duration of the contracts.
  o The nature of the ongoing commercial renegotiations of the contracts including what occurred to require such renegotiations, if you have a practice of renegotiating your contracts, and why the renegotiations "will significantly affect the expected final scope of the original contracts." In addition, tell us when you began renegotiating these contracts.
  o Why the contracts were required to be specifically reviewed now and not previously.
  o In more detail, the reasons why the contracts are more complex and different from the remaining contracts that are "reviewed as part of the normal ongoing contract review cycle." Include in your response the nature of "the complexity of the contract deliverables" and "the financial risks" involved. In addition, tell us how you evaluated the complexity of the contracts and concluded that you could reliably estimate their performance, future revenues and future costs.
  o In more detail, how you evaluated "the shortfall in the delivery of cost transformation activities in BT Global Services, the deterioration in the global economy, the current economic outlook and the status of ongoing commercial re-negotiations" in concluding that you were required to revise to the contract performance, future revenues and future costs.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director